February 14, 2007

Via Edgar and Facsimile

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.
Registration Statement on Form SB-2
Filed December 29, 2006
File No. 333-139731

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 (“Amendment No. 1”) to Form SB-2 originally filed on December 29, 2006 (the “Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated January 23, 2007. The following consists of the Company’s response to the Staff’s comment letter in identical numerical sequence. Please note that for your convenience, each of your comments is repeated verbatim with the Company’s response immediately following:

General

1.
Comment: Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response: We respectfully note your comment and pursuant to a conversation with Mara Ransom, Special Counsel, we have revised the number of shares being registered pursuant to this registration statement to constitute 1/3 of the aggregate common stock outstanding of the Company.

2.	Comment: Please delete defined terms in your document that are clear from context. See, for example, the last sentence in the first paragraph on page 6.

Response: We respectfully note your comment and have updated the disclosures to omit certain defined terms that appear clear from context.

3.	Comment: Please also consider all applicable comments issued in connection with your Form 10-SB.

Response: We respectfully note your comment and have updated the disclosures to appropriately respond to the applicable comments issued by the Staff in connection with our Form 10-SB.

Prospectus Cover Page

4.	Comment: Your prospectus cover page must disclose an offering price per share. Please revise. See Item 501 of Regulation S-B.

Response: We respectfully note your comment and have included the omitted information required pursuant to Item 501 of Regulation S-B in the prospectus cover page.

The Offering, page 4

5.	Comment: Please add a separate paragraph that discloses that your executive officers and, directors hold 31.6% of your shares, and as a result have significant influence over your company.

Response: We respectfully note your comment and have included an additional paragraph disclosing the influence that our executive directors and officers have over the company.

Description of Business, page 26

6.	Comment: It appears you omitted the discussion of your growth strategy, including your website, that was included in your Form 10-SB. Please advise or revise.

Response: We respectfully note your comment and have revised our disclosure to include the omitted discussion of our growth strategy.

Plan of Distribution, page 41

7.
Comment: Please tell us whether any of the selling shareholders have taken, or plan to take, a short position or other form of hedges in the company's shares of common stock prior to this resale registration statement's effectiveness. We note, for example, that the selling shareholders may sell some or all of their common stock in one or more transactions including in short sales. Please note that creating short positions before the resale registration statement's effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

Response: We respectfully note your comment and confirm that, based on representations from the selling shareholders, none of the selling shareholders have taken, nor do they plan to take, a short position or other form of hedges in the company’s shares of common stock prior to this registration statement’s effectiveness. Further we acknowledge that we are aware that creating short positions before the registration statement’s effectiveness is inappropriate under Section 5 of the Securities Act.

8.
Comment: We note that the selling security holders may also elect to sell their common shares in accordance with Rule 144, rather than pursuant to your prospectus. Describe the effect on the market price, if any, of your common stock of sales under Rule 144 after applicable restrictions expire.

Response: We respectfully note your comment and have revised the section entitled “Risk Factors” to include a disclosure addressing the effect on the market price of our common stock as a result of sales under Rule 144. Further, while your comment references the section entitled “Plan of Distribution,” we believe that the requested disclosure is more appropriately included in the section entitled “Shares Eligible for Future Sale;” therefore, we have inserted in such section a description of the effect on market price of our common stock as a result of sales under Rule 144.

9.
Comment: We note that the selling security holders may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock.- Selling security holders may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock, Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-B information with respect to all selling shareholders. If the broker-dealers or their successors plan to use this registration statement, they must be identified and Item 507 information must be provided. Please confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements if certain conditions are satisfied. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

Response: We respectfully note your comment and confirm that our registration statement identifies all selling shareholders and provides the information required pursuant to Item 507 of Regulation S-B with respect to all selling shareholders. Further, we understand our obligation to identify any broker-dealers or their successors who plan to use this registration statement.

Selling Stockholders, page 42

10.
Comment: Please disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.

Response: We respectfully note your comment and confirm that, based on representations from the selling shareholders, none of our selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

11.	Comment: If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

•	The seller purchased in the ordinary course of business, and

•	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

Response: We respectfully note your comment and reference our response to comment #10 above.

Additional Information, page 43

12.	Comment: Please revise the second paragraph to indicate our address is 100 F Street, N.F. Washington, DC 20549.

Response: We respectfully note your comment and have revised our registration statement accordingly.

Legality Union. Exhibit 5.1

13.	Comment: Please file your legality opinion with your next amendment.

Response: We respectfully note your comment and notify you that we intend to file the legality opinion with the subsequent amendment to this registration statement.

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Michael Binninger, Java Detour, Inc.
Anita Karu, SEC